WPG LARGE CAP GROWTH FUND
                     (formerly, WPG Growth and Income Fund)
                               One New York Plaza
                             New York, New York 1004

                                December 22, 2000

BY ELECTRONIC SUBMISSION AND
BY FACSIMILE

                                      202-628-9002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attention:  Mr. Michael J. Schaffer

Re: WPG Large Cap Growth Fund (formerly, WPG Growth and Income Fund) Post-Effective Amendment No. 30 under the Securities Act of 1933 Amendment No. 35 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
           (FILE NOS. 2-64715; 811-1447)
           -----------------------------------------------------------------

Dear Ladies and Gentlemen:

           Pursuant to Rule 477 under Securities Act of 1933, as amended (the "Securities Act"), WPG Large Cap Growth Fund (formerly, WPG Growth and Income
Fund) (the "Registrant") hereby requests that the above-referenced Post-Effective Amendment to its Registration Statement on Form N-1A be withdrawn. As discussed with Mr. Brion R. Thompson of the staff of the Securities and Exchange Commission, please be advised that the Registrant makes such request because it does not believe it is economically practical to cause the other funds within the Weiss, Peck & Greer group of investment companies to incur the expenses associated with filing post-effective amendments to their registration statements in accordance with the comment provided by the staff of the Commission on the above-referenced Post-Effective Amendment. The Registrant intends to file a post-effective amendment to its Registration Statement pursuant to Rule 485(a) under the Securities Act in February 2001. It is also intended that the other funds within the Weiss, Peck & Greer group of investment companies will file post-effective amendments to their registration statements pursuant to Rule 485(b) under the Securities Act in April 2001. These subsequent post-effective amendments will be made to update the financial and other information included in the registration statements in accordance with the requirements of the Securities Act and the Investment Company Act of 1940.

           Please contact Leonard A. Pierce, Esq., at Hale and Dorr LLP, counsel to the Registrant, at (617) 526-6440 with any questions or comments you may have regarding this matter.


                                                  Very truly yours,


                                                  /s/ Joseph J. Reardon
                                                  Vice President and Secretary

cc:        Ms. Patricia P. Williams
           Mr. Brion R. Thompson